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                            June 2, 2021

       W. Troy Rudd
       Chief Executive Officer
       AECOM
       300 South Grand Avenue, 9th Floor
       Los Angeles, California 90071

                                                        Re: AECOM
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Filed November 19,
2020
                                                            Form 10-Q for the
Fiscal Period Ended December 31, 2020
                                                            Filed February 10,
2021
                                                            Form 8-K
                                                            Filed February 8,
2021
                                                            File No. 000-52423

       Dear Mr. Rudd:

              We have reviewed your April 20, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 7, 2021 letter.

       Form 10-Q for the Fiscal Period Ended December 31, 2020

       Consolidated Statements of Cash Flows, page 5

   1. We note your response to prior comment 1. Please explain to us why the sale of your power construction
business resulted in a cash outflow by you. We note the cash outflow from the sale of
discontinued operations increased to approximately $260 million for the six months ended March
31, 2021 from $90 million for the three months ended December
                                                        31, 2020
 W. Troy Rudd
AECOM
June 2, 2021
Page 2
Form 8-K Furnished February 8, 2021, page 10

2. Refer to your response to prior comment 3. It is unclear from your response if you intend to provide a revenue measure or a margin measure. If you intend to provide a revenue measure, you may not deduct costs from a GAAP revenue amount to arrive at a net revenue amount pursuant to Question 100.04 of staff's "Non-GAAP Financial Measures"
         Compliance and Disclosure Interpretations. If you intend to provide a margin measure, it appears the comparable GAAP measure to which it should be reconciled pursuant to Item
         10(e)(1)(i)(B) of Regulation S-K is " gross profit." Please clarify your intention and revise your presentation as appropriate. Provide us with a copy of your intended revised presentation.
       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameW. Troy Rudd                               Sincerely,
Comapany NameAECOM
                                                             Division of
Corporation Finance
June 2, 2021 Page 2                                          Office of Trade &
Services
FirstName LastName